SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 30, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell
Vice President and Legal Counsel

Press Release

April 30, 2004

Cash offer for Eesti Telekom approved by the Estonian Financial Supervisory Authority

On April 28 the Estonian Financial Supervisory Authority approved the cash offer by TeliaSonera for all the shares issued in AS Eesti Telekom that TeliaSonera does not already own.

The formal notice of the offer will be published in Estonian newspapers today. The printed offer prospectus in Estonian, and an English translation thereof, will be available at the Hansapank main branch at Liivalaia 8 in Tallinn, Estonia as from today April 30, and will also be available on the Tallinn Stock Exchange website (www.hex.ee) and on TeliaSonera’s web site (www.teliasonera.com/ir) as from today.

The acceptance period for the offer begins today, April 30, and will last until June 10, 2004.

For further information journalists can contact:
Birgitta Grafström, Communications Manager, TeliaSonera Norway, Denmark, Baltic countries, tel: +46-(0)70-555 00 04.
TeliaSonera ´s Press Office, tel: +46-(0)8-713 58 30.

This press release may not be published, distributed, diffused or otherwise sent in or into the United States of America (including its territories and possessions, every State of the United States and the District of Columbia), Canada, Japan or Australia and it does not constitute an extension into the United States, Canada, Japan or Australia of the offer mentioned in this press release.

The offer mentioned in this press release is not being made in the Republic of Italy and has not been cleared by CONSOB pursuant to Italian laws and regulations. Accordingly, persons resident in Italy may not participate in this offer and neither this press release nor any other material relating to the offer may be distributed or made available in the Republic of Italy.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any securities pursuant to the offer mentioned in this press release or otherwise. This press release must not be passed on to anybody else.

The full terms and conditions of the offer mentioned in this press release will be set out in the prospectus detailing this offer to be published after its approval by the Estonian Financial Supervision Authority and, in the case of relevant global depositary receipt (“GDR”) holders of AS Eesti Telekom, the instructions which will be made available by Baltic Tele AB to such GDR holders on how this offer may be accepted by them. Relevant holders of shares or GDRs of AS Eesti Telekom may rely only on such prospectus and instructions for all the terms and conditions of this offer.

The offer mentioned in this press release is directed only at persons outside the United Kingdom or having professional experience in matters relating to investments and this offer is available only to and will be engaged in only with such persons. Persons in the United Kingdom who do not have professional experience in matters relating to investments should not rely or act on any information included in this press release.

The availability of the offer mentioned in this press release may be affected by the laws of jurisdictions in addition to those mentioned above and holders of shares or global depositary receipts of AS Eesti Telekom must inform themselves about and observe any such restrictions.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.